# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Coinbase Global, Inc., CIK 0001679788
CUSIP: 19260Q107
Title of class of securities: Class A common stock, $0.00001 par value
Address of issuer's principal executive offices: One Madison Avenue, Suite 2400, New York, New York (NY), 10010
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001446580

## Reporting persons
- G1 Execution Services, LLC: type of reporting person: broker-dealer (BD), other (OO); citizenship or place of organization: Illinois (IL); sole voting power 6,786; shared voting power 11,118,835; sole dispositive power 6,786; shared dispositive power 11,118,835; aggregate amount beneficially owned 11,118,835 (5.3% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.
- SIG Brokerage, LP: type of reporting person: broker-dealer (BD), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 499,200; shared voting power 11,118,835; sole dispositive power 499,200; shared dispositive power 11,118,835; aggregate amount beneficially owned 11,118,835 (5.3% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.
- Susquehanna Investment Group: type of reporting person: broker-dealer (BD), partnership (PN); citizenship or place of organization: Pennsylvania (PA); sole voting power 634,500; shared voting power 11,118,835; sole dispositive power 634,500; shared dispositive power 11,118,835; aggregate amount beneficially owned 11,118,835 (5.3% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.
- Susquehanna Securities, LLC: type of reporting person: broker-dealer (BD), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 9,978,349; shared voting power 11,118,835; sole dispositive power 9,978,349; shared dispositive power 11,118,835; aggregate amount beneficially owned 11,118,835 (5.3% of the class)
  Comment: With respect to Row 5 through Row 9 above, G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

## Item 1. Issuer
Name of issuer: Coinbase Global, Inc.
Address of issuer's principal executive offices: One Madison Avenue, Suite 2400, New York, NY 10010

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities listed below, who are collectively referred to herein as "Reporting Persons" with respect to the shares of Class A common stock, $0.00001 par value per share (the "Shares"), of Coinbase Global, Inc. (the "Company").

(i) G1 Execution Services, LLC
(ii) SIG Brokerage, LP
(iii) Susquehanna Investment Group
(iv) Susquehanna Securities, LLC
Address of principal business office or, if none, residence:
The address of the principal business office of G1 Execution Services, LLC is:

175 W. Jackson Blvd.
Suite 1700
Chicago, IL 60604

The address of the principal business office of each of SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC is:

401 E. City Avenue
Suite 220
Bala Cynwyd, PA 19004
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned:
The information required by this Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The number of Shares reported as beneficially owned by SIG Brokerage, LP includes options to buy 21,800 Shares. The number of Shares reported as beneficially owned by Susquehanna Investment Group consists of options to buy 634,500 Shares. The number of Shares reported as beneficially owned by Susquehanna Securities, LLC includes options to buy 9,707,700 Shares.

The Company's Proxy Statement on Schedule 14A, filed on April 25, 2025, indicates that there were 210,959,888 Shares outstanding as of March 31, 2025.
Percent of class: 5.3
Sole power to vote or to direct the vote: The information required by this Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by this Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by this Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by this Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT INDEX

EXHIBIT DESCRIPTION
________ ________
99 Joint Filing Agreement

## Signatures
- G1 Execution Services, LLC: /s/ Brian Sopinsky, Brian Sopinsky, Secretary (05/15/2025)
- SIG Brokerage, LP: /s/ Brian Sopinsky, Brian Sopinsky, Assistant Secretary (05/15/2025)
- Susquehanna Investment Group: /s/ Brian Sopinsky, Brian Sopinsky, General Counsel (05/15/2025)
- Susquehanna Securities, LLC: /s/ Brian Sopinsky, Brian Sopinsky, Secretary (05/15/2025)